FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-177354-03

September 12, 2012

Supplement No. 1
(To Free Writing Prospectus, Dated September 10, 2012)

$757,443,000 (Approximate)
UBS-Barclays Commercial Mortgage Trust 2012-C3,
Commercial Mortgage Pass-Through Certificates, Series 2012-C3

UBS-Barclays Commercial Mortgage Trust 2012-C3
Issuing Entity

UBS Commercial Mortgage Securitization Corp.
Depositor

UBS Real Estate Securities Inc.
Barclays Bank PLC
Archetype Mortgage Funding II LLC
KeyBank National Association
General Electric Capital Corporation
RAIT Partnership, L.P.
Sponsors and Mortgage Loan Sellers

UBS Investment Bank	Barclays
Joint Bookrunning Managers and Co-Lead Managers

KeyBanc Capital Markets	Citigroup	Drexel Hamilton
Co-Managers

This Supplement No. 1 to Free Writing Prospectus (the “Supplement”) supplements and modifies the Free Writing Prospectus, dated September 10, 2012 (the “Free Writing Prospectus”).  Except as otherwise specified in this Supplement, capitalized terms used but not defined in this Supplement have the meanings given to them in the Free Writing Prospectus.

***

Notwithstanding anything to the contrary contained in the Free Writing Prospectus, certain information is modified as follows:

1.   Under the heading “Executive Summary—Certificates—Anticipated Ratings” on page 13, the ratings from DBRS for the Class X-B certificates shall be changed to “AAA”.

2.   Under the heading “The Pooling and Servicing Agreement—The Operating Advisor—Role of Operating Advisor with Respect to Mortgage Loans Prior to Control Termination Event” on page 242, the information under such heading is deleted in its entirety and replaced with the following:

“Unless a Control Termination Event has occurred and is continuing, the Operating Advisor’s obligations will be limited to the following, and generally will not involve an assessment of specific actions of the Special Servicer:

(a)	promptly reviewing all information available on the Certificate Administrator’s website in any manner relevant to the Operating Advisor’s obligations under the Pooling and Servicing Agreement;

(b)	reviewing each Final Asset Status Report;

(c)
reviewing any Appraisal Reduction Amount calculations and net present value calculations used in the Special Servicer’s determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan (after they have been finalized); however, the Operating Advisor may not opine on, or otherwise call into question, such calculations (except that if the Operating Advisor discovers a mathematical error contained in such calculations, then the Operating Advisor will be required to notify the Special Servicer and the Controlling Class Representative of such error); and

(d)
based solely upon the review of the items in clauses (i), (ii) and (iii) above in connection with performing its obligations under this Agreement (it being understood that the Operating Advisor has no independent duty to conduct any other review or investigation or to solicit any additional information), provide written notice, to the Trustee and the Certificate Administrator (with a copy to the Special Servicer) if the Operating Advisor obtains actual knowledge of any objective material violations by the Special Servicer of its covenants under this Agreement, if the Operating Advisor determines, in its sole discretion, that providing such notice is in the Certificateholders’ Best Interests (other than the Controlling Class).

The Operating Advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the Special Servicer may perform under the Pooling and Servicing Agreement.”

3.   Under the heading ““ANNEX B—DESCRIPTION OF THE TOP 20 MORTGAGE LOANS—GPB Portfolio I—Property Summary” on page B-72, the information for “Eastland Place”, “Castleton Point”, “Clearwater Village” and “Total/Wtd. Avg.:” under the column “Note Amount” shall be changed to “$11,605,000”, “$7,778,000”, “$6,186,000” and “$25,569,000”, respectively.

4.   Under the heading ““ANNEX B—DESCRIPTION OF THE TOP 20 MORTGAGE LOANS—GPB Portfolio II—Property Summary” on page B-82, the information for “Clearwater Crossing”, “North Willow Commons”, “Clearwater Shoppes” and “Total/Wtd. Avg.:” under the column “Note Amount” shall be changed to “$10,434,000”, “$8,801,000”, “$5,008,000” and “$24,243,000”, respectively.

5.   The information below is added to “ANNEX G—EXCEPTIONS TO MORTGAGE LOAN SELLER REPRESENTATIONS AND WARRANTIES—UBS Real Estate Securities Inc.”:
Annex A ID#	Mortgage Loans	Representations	Exceptions

(No. 61)	Scarlett Place Apartments	(10) Nonrecourse	The loan documents provide that there is no recourse for waste if the Mortgaged Property does not generate revenue sufficient to make repairs to the Mortgaged Property.

Except as modified above, the Free Writing Prospectus remains unmodified.

Dated:  September 12, 2012

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including the prospectus) with the Securities and Exchange Commission (SEC File No. 333-177354) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor or UBS Securities LLC, any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-877-713-1030.

The offered certificates referred to in these materials, and the asset poolbacking them, are subject to modification or revision (including the possibility that one or more classes of certificates may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a “when, as and if issued” basis. You understand that, when you are considering the purchase of the offered certificates, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have verified the allocation of certificates to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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